May 22, 2009

Mail Stop 3010

*By U.S. Mail and facsimile to (203) 869-1034*

Mr. Neal Ludeke, Chief Financial Officer
Richman Tax Credit Properties II L.P.
340 Pemberwick Road
Greenwich, CT    06831

**RE:    American Tax Credit Properties II L.P.**
**        File No.  000-18405**
**        Form 10-K for the year ended March 30, 2008**
**        Form 10-Q for the quarter ended December 30, 2008**

Dear Mr. Ludeke:

        We have reviewed your response letter submitted on March 20, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 30, 2008

General

1.  We note your response to comment 1 of our letter dated February 10, 2009.  We also note that, in the business section, you incorporate by reference disclosure from the company's prospectus dated May 10, 1989, specifically pages 47 through 70 under the heading "Investment Objectives and Policies" and pages 20 through 33 under the heading "Risk Factors."  It appears that your disclosure in the business section of the 10-K should be updated.  In future filings, please update this section to include the disclosure required by Item 101 of Regulation S-K.  For example, please describe the disposition of any material amount of assets,

the business done and intended to be done, principal markets, investment objectives and policies, competition, material governmental regulation, etc. Please tell us how you intend to comply.

2. Please discuss in more detail the principal investment objectives of the Partnership related to:

   - distributions of cash from the sale or refinancing proceeds upon the disposition or refinancing of the properties; and

   - distributions of cash from the operations of the properties.

   Also update your disclosure to discuss in more detail your plans for the properties and when the company will dispose of the properties and/or the Local Partnership interests.

3. We note your disclosure on page 3 of your response that a large percentage of the net proceeds from the sale of a property by a Local Partnership is generally payable to its general partner in the form of deferred fees, and thus, there will be little proceeds upon a sale of a property available for distribution. In future filings, please discuss these fees in more detail in your Form 10-K. Please tell us how you intend to comply.

Note 5 Investment in Local Partnerships, page 30

4. We have read and considered your response to comment nine. We noted your assertion that you have one equity investee, North Hills Farms Limited Partnership, that exceeded the 20% level of significance. Please note that the significance threshold in Rule 8-03(b)(3) is 20% or more (i.e., not only investees that exceed the 20% level of significance). Further note that for purpose of the income significance test, the numerator should include any write-down of the investment for impairment that is not otherwise reflected in the investee's financial statements. Please explain how you considered the above guidance in determining whether 1989 Westview Arms Limited Partnership met the significance threshold in 2008 for purpose of complying with Rule 8-03(b)(3) of Regulation S-X.

5. We were unable to locate the full audited financial statements of North Hills Farms Limited Partnership indicated in your response. Please advise.

Exhibits

6. We note your response to comment 13. We note that you have not filed any documents defining the rights of security holders. Please ensure that you have filed all exhibits required by Item 601 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202) 551-3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief